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<TYPE> EX-12.1
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Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	2000	1999	1998	1997	1996
Earnings:

Earnings before income taxes, extraordinary
item and cumulative effect	$ 431	$ 1,942	$ 1,256	$ 1,524	$ 970
Undistributed (earnings) losses of affiliates	13	(20)	(62)	(16)	(49)
Fixed charges and preferred stock
dividend requirements, from below	1,119	1,195	1,150	1,116	1,209
Interest capitalized	(77)	(75)	(105)	(104)	(77)
Earnings	$ 1,486	$ 3,042	$ 2,239	$ 2,520	$ 2,053
	=====	=====	=====	=====	=====

Fixed charges:

Interest expense	$ 402	$ 362	$ 355	$ 286	$ 295
Preferred stock dividend requirements	73	202	164	125	97
Portion of rental expense representative
of the interest factor	644	631	631	705	817
Fixed charges	$ 1,119	$ 1,195	$ 1,150	$ 1,116	$ 1,209
	=====	=====	=====	=====	=====

Ratio of earnings to fixed charges	1.33	2.55	1.95	2.26	1.70
	=====	=====	=====	=====	=====

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